

March 16, 2020

Ziv Sapir
Comrit Investments 1, LP
9 Ahad Ha'am Street
Tel Aviv, Israel 6129101

      Re: **Healthcare Trust, Inc.**
                Schedule TO-T/A
                Filed March 10, 2020 by Comrit Investments 1, Limited Partnership
                File No. 005-89596

Dear Mr. Sapir:

We have reviewed the above-captioned filing, and have the following comments. Please respond by replying in writing to this letter and providing us with any requested additional information and/or amending the filing. If you do not believe a comment applies to your facts and circumstances and/or do not believe an amendment is appropriate, please advise us why.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

<u>Schedule TO-T/A</u>

1. The offer has been conditioned upon their not having been "any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States…" Given that shares in the subject company for which the offer has been made are not traded on a national securities exchange, please advise us, with a view toward revised disclosure, of the purpose of this language.

2. Please advise us, with a view toward revised disclosure, whether or not the language derived from the above-cited condition appearing in Section 12(d) of the Offer to Purchase has become operative. We note, for example, that multiple temporary cessations in trading have been implemented on the New York Stock Exchange as a result of compliance with compulsory trading curbs since the offer has commenced.

3. To the extent the offerors conclude that a "general suspension of trading" has occurred, please advise us, with a view toward revised disclosure, whether or not the condition has been waived or a decision has been made to terminate the offer. Please also advise us whether or not a material change has occurred under Rules 14d-6(c), 14d-3(b)(1) and 14d-4(d)(1), and if so, how the offerors intend to effectuate compliance with those rules.

*   *   *

We remind you that the offerors are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Amos W. Barclay, Esq.